UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN
DE BANCA MÚLTIPLE, GRUPO FINANCIERO
SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Banco Santander México announces that it has been included in the ‘Sustainability Yearbook 2021’ of S&P Global for its strong performance in ESG matters.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: February 17, 2021

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES THAT IS HAS BEEN INCLUDED IN THE
“SUSTAINABILITY YEARBOOK 2021” OF S&P GLOBAL FOR ITS STRONG
PERFORMANCE IN ESG MATTERS

Mexico City, Mexico, February 17, 2021 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”), one of Mexico’s leading banks, today announced that it was the only Mexican bank to be included in the “Sustainability Yearbook 2021” of S&P Global, due to the advancement of its environmental, social and corporate governance (“ESG”) practices. Additionally, it was named an “Industry Mover” for exceeding last year’s score and for showing the strongest improvement in ESG matters in the financial sector.

“It is a global reality that sustainability criteria are increasingly decisive for investment and a requirement of the investment community. That is why at the Bank we have been committed for more than 15 years to ensuring our financing activities, transparency practices, corporate governance and impact on society contribute to the progress of individuals and businesses in balance with our environment, policies of which we are proud and which today distinguish us in the Mexican market,” commented Marcela Espinosa Macías, Executive Director of Public Relations, Internal Communications and Responsible Banking at Banco Santander México.

For the 2021 yearbook, which is the most important of its kind on a global level, 7,032 businesses in 61 industries around the world were selected and evaluated, but only 631 companies were included in the yearbook, of which only 6 were Mexican businesses in different industries.

As a responsible bank, Banco Santander México takes into account the role of the bank in the promotion of economic activities that are compatible with the conservation of the environment and social equity, and for this reason, carries out its operations and internal processes, as part of its 2030 agenda, with the goal of generating continued and profitable progress in ESG matters.

S&P Global is the principal global provider of credit ratings, reference benchmarks and global market analysis, whose stock index promotes corporate assessment, transparency and business growth around the world, guiding the business community in making informed decisions.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of the leading banks in Mexico, offers a wide range of products and financial services, including retail banking, financial advisory services, as well as other investment activities. Banco Santander Mexico offers a financial services platform focused on the middle and high income segments of the population as well as small and medium companies. It also provides financial services to large multinational companies in Mexico. As of December 31, 2020, Banco Santander Mexico held total assets of Ps.1,856 billion pesos and had more than 18.7 million clients. Based in Mexico City, the company operates 1,350 branches and offices nationwide with a total of 21,422 employees.

Investor Relations contact information

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations

investor@santander.com.mx

Material Fact
Banco Santander México